Exhibit 99.1

Harry Winston Diamond Corporation reaches an agreement in
principle to increase its ownership in the Diavik Joint Venture to 40%

TORONTO, CANADA (July 23, 2010) - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the “Company”), is pleased to announce that it has reached an agreement in principle to purchase from Kinross Gold Corporation (“Kinross”) its 9% indirect interest in the Diavik Joint Venture for aggregate consideration of approximately US$220 million.  Purchase consideration will comprise US$50 million in cash, payable at closing, plus the issuance to Kinross of approximately 7.1 million treasury Harry Winston common shares and a promissory note in the amount of US$70 million, maturing 12 months from the date of closing.  The note will bear interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, shares issued by the Company to Kinross.

Kinross has also announced today that it has reached an agreement to sell its existing holding of approximately 15 million common shares of Harry Winston to a group of financial institutions through a block trade transaction.  Kinross’ resulting direct ownership interest in Harry Winston following closing of the transaction will be approximately 8.5%.

Robert Gannicott, Chairman and Chief Executive Officer, commented, “The transaction represents an opportunity for Harry Winston to consolidate its interest in the Diavik mine, Canada’s largest diamond producer and one of the most profitable diamond mines in the world.”

The completion of the transaction with Kinross is subject to execution of definitive binding documentation, as well as the approval of the Boards of both Harry Winston and Kinross, the receipt of all required third party consents, the receipt of required regulatory approvals (including the approval of the Toronto Stock Exchange) and other customary conditions of closing.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine. (economic ownership interest of 31%)

The Company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Ms. Kelley Stamm, Manager, Investor Relations - (416) 362-2237 ext 223 or kstamm@harrywinston.com